

12060710

KW* 4/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYNOVUS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1137 FIRST AVENUE
(No. and Street)

COLUMBUS	GA	31901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES G. WEST, VICE PRESIDENT (706) 644-8249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 PEACHTREE STREET, NE STE 2000	ATLANTA		
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
13 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles G. West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Synovus Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Financial Principal

Title


MARY L. BASS
NOTARY
PUBLIC
COMMISSION EXP. AUGUST 15, 2015
MUSCOGEE COUNTY GA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Synovus Securities, Inc.:

We have audited the accompanying statements of financial condition of Synovus Securities, Inc. (a wholly owned subsidiary of Synovus Financial Corp.) (the Company) as of December 31, 2011 and 2010, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Synovus Securities, Inc. as of December 31, 2011 and 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2011 and 2010

Assets		**2011**	**2010**
Cash and cash equivalents	$	4,273,009	3,405,515
Trading securities		16,865,956	22,293,898
Receivable from clearing organization		2,647,743	3,502,655
Income tax receivable from Parent		165,933	222,930
Receivable from affiliates		1,876	63,616
Furniture, fixtures, equipment, and leasehold improvements, net		966,885	943,073
Goodwill		39,359	39,359
Deferred income taxes		1,497,742	1,168,841
Other receivables		537,308	519,914
Other assets		341,268	855,480
Total assets	$	27,337,079	33,015,281
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	2,690,515	2,233,001
Accrued expenses payable to Parent		296,745	209,518
Payables to affiliates		2,806,313	2,017,125
Payables to clearing organization		—	2,259,069
Deferred rent		574,048	625,074
Total liabilities		6,367,621	7,343,787
Stockholder's equity:			
Common stock, $1 par value. Authorized, 100,000 shares; issued and outstanding, 500 shares		500	500
Additional paid-in capital		24,461,179	29,718,165
Accumulated deficit		(3,492,221)	(4,047,171)
Total stockholder's equity		20,969,458	25,671,494
Commitments and contingencies (see notes 13 and 14)			
Total liabilities and stockholder's equity	$	27,337,079	33,015,281

See accompanying notes to statement of financial condition.

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Parent is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA). The Company is registered as an introducing broker dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include full-service brokerage services, investment advisory services, investment banking, capital markets transactions, and economic research. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

(b) Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

(d) Securities Transactions

All trading securities are recorded at trade date and are carried at fair market value, as determined by either a quote on a market exchange or an indicative broker quote, with unrealized gains and losses recognized in the statements of income.

(e) Receivable from and Payables to Clearing Organization

The Company clears its proprietary securities transactions and securities transactions for customers through a nonaffiliated clearing organization on a fully disclosed basis. Receivable from clearing organization represents amounts receivable and payable for securities transactions that have not reached their contractual settlement date, recorded on a net basis, amounts receivable for securities failed to deliver, and net commissions due from the clearing organization. Payables to clearing organization include amounts payable for securities failed to receive. At December 31, 2011, there were no fails to deliver or receive.

(f) Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily by the straight-line method over

the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the leasehold assets or lease term.

The Company reviews long-lived assets, such as premises and equipment, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

(g) Income Taxes

The Company's operating results are included in the consolidated income tax returns of Synovus. The Company accrues income tax on a stand-alone basis based on the Company's profitability, not that of Synovus.

The Company accounts for income taxes using the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of the Company in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company follows the provisions of ASC 740-10, *Income Taxes*. ASC 740-10 Taxes establishes a single model to address accounting for uncertain tax positions. ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10, *Income Taxes* also provides guidance on derecognition measurement classification, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740-10, *Income Taxes* provides a two-step process in the evaluation of a tax position. The first step is recognition. A company determines whether it is more likely than not that a tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company has no uncertain tax positions.

(h) Goodwill

Goodwill, which represents the excess of cost over the fair value of net assets acquired of purchased companies is not amortized, but instead tested for impairment at least annually. The Company has determined that there was no goodwill impairment in its annual impairment assessment for each of the years ended December 31, 2011 and 2010.

(i) Deferred Rent

Beginning in 2007, the Company leases certain office space, a portion of which is used by three affiliates. Only the rent associated with the space the Company occupies is recorded as rent expense. Per agreement with the affiliates, the deferred rent balances for the entire lease is recorded on the books of the Company.

(Continued)

(j) ***Recent Accounting Pronouncements***

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as January 1, 2013. The Company does not anticipate that this new guidance will have any significant impact on the consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company will implement the provisions of ASU 2011-08 as of January 1, 2012. The Company does not anticipate that this new guidance will have any significant impact on the consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A nonpublic entity is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. The Company expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements.

In April 2011, the FASB issued ASU 2011-03, *Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreements*, regarding the evaluation of certain terms in repurchase agreement, which impact the determination of whether a repurchase arrangement should be accounted for as a secured borrowing or a sale. The new guidance removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially agreed terms, even in the event of default by the transferee. This new guidance is effective prospectively for any applicable transactions, or modifications of existing transactions, that occur on or after October 1, 2012. The Company does not anticipate that this new guidance will have any significant impact on the consolidated financial statements.

(Continued)

(2) Merger of Creative Financial Group, Ltd.

On January 1, 2011, the Company completed a merger with Creative Financial Group, Ltd. (CFG) which was another wholly owned subsidiary of Synovus. Synovus Securities, Inc. was the surviving entity. The Company acquired all assets and liabilities of CFG at book value, which approximates fair value and was accounted for as a merger of entities under common control. Presented below are the assets, liabilities and equity of CFG on the date of the merger with the Company.

Assets		CFG Balances January 1, 2011
Cash and cash equivalents	$	3,698,278
Receivable from clearing organization		937,000
Receivable from affiliates		3,683
Furniture, fixtures, equipment, and leasehold improvements, net		220,912
Deferred income taxes		51,883
Other receivables		138,134
Other assets		167,606
Total assets	$	5,217,496
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	696,378
Total liabilities		696,378
Stockholder's equity:		
Common stock		1,960
Additional paid-in capital		700,958
Accumulated deficit		3,818,200
Total stockholder's equity		4,521,118
Total liabilities and stockholder's equity	$	5,217,496

(3) Regulatory Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital, as defined, of $15,510,947, which was $15,124,709 in excess of its required net capital of $386,238. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 0.37 to 1.

(Continued)

(4) Trading Securities

Estimated fair values of trading securities at December 31, 2011 and 2010 are as follows:

		2011	2010
Mortgage-backed securities	$	11,747,639	13,821,901
Obligations of U.S. government agencies		4,072,957	7,593,535
Municipal securities		10,360	833,456
Corporate bonds		1,035,000	45,006
	$	16,865,956	22,293,898

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If quoted market prices are not available, fair values are estimated using bid prices and quoted prices of pools or tranches of securities with similar characteristics. Valuation adjustments may be made in rare circumstances to ensure that financial instruments are recorded at fair value. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(5) Receivables from and Payables to Clearing Organizations

The balances shown as receivables from and payables to broker dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2011 and 2010 were as follows:

		2011	2010
Receivables:			
Clearing organizations and other	$	2,647,743	3,502,655
	$	2,647,743	3,502,655
Payables:			
Securities failed to receive	$	—	2,259,069
	$	—	2,259,069

(6) Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment, and leasehold improvements, net consist of the following at December 31, 2011 and 2010:

		2011	2010
Furniture and fixtures	$	1,043,834	906,313
Computer equipment and purchased software		955,432	925,226
Leasehold improvements		996,675	942,190
Furniture, fixtures, equipment, and leasehold improvements		2,995,941	2,773,729
Less accumulated depreciation and amortization		(2,029,056)	(1,830,656)
Furnitures, fixtures, equipment, and leasehold improvements, net	$	966,885	943,073

The Company acquired fixed assets, net of depreciation and amortization of $220,912 in the CFG merger.

(7) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2011 and 2010 are presented below:

		2011	2010
Deferred income tax assets:			
Purchase price allocation on Robert Andrews Securities, Inc.	$	553,426	688,532
Deferred compensation		167,910	—
Accrued stock option expense		185,114	118,870
Employee benefits		71,325	13,615
Deferred fee income		27,490	60,020
Donations		2,585	786
Depreciation		—	1,271
Leasehold rental		224,453	245,217
Straight-line rent		303,810	289,774
State bonus depreciation & NOL carryforward		—	981
Restricted stock awards		1,869	—
Gross deferred income tax assets		1,537,982	1,419,066
Deferred income tax liabilities:			
Restricted stock awards		—	(4,120)
Prepaid expenses		(26,721)	(246,105)
Depreciation		(13,519)	—
Gross deferred income tax liabilities		(40,240)	(250,225)
Net deferred tax assets	$	1,497,742	1,168,841

There was no valuation allowance for deferred tax assets at December 31, 2011 and 2010. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these amounts in computing the Company's income taxes on a standalone basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

(8) Line of Credit

Margin Line of Credit

The Company has access to a margin line of credit from its clearing organization. Credit availability is based on net equity in proprietary positions. Interest on the line is calculated based on the prevailing federal funds target rate plus 50 basis points. The margin line was not utilized during 2011 or 2010.

Line of Credit with Synovus Bank

As an additional source of financing, the Company established a line of credit with an affiliated company, Synovus Bank, which is also a wholly owned subsidiary of Synovus, to be used for settlement requirements related to buying, selling, and trading securities. The line of credit expires on November 1, 2012 and is renewable annually. The line of credit was not utilized during 2011 or 2010.

(9) Employee Benefits

The Company participates in the Synovus Profit Sharing Plan, which is a noncontributory, trusted profit sharing plan covering substantially all employees of Synovus with greater than one year of full-time service. The annual contribution to this plan is set each year by the board of directors of Synovus, but cannot exceed amounts allowable as a deduction for federal income tax purposes. The Company did not make a contribution during 2011 and 2010.

The Company participates in the Synovus Employee Stock Purchase Plan, where under the Company made contributions equal to one-half of voluntary employee contributions. The funds were used to purchase currently issued and outstanding shares of Synovus common stock.

The Company participates in the Synovus Money Purchase Pension Plan, a defined contribution plan, covering substantially all employees of Synovus with greater than one year of full-time service. The annual contribution to this plan is set each year by the board of directors of Synovus, but cannot exceed amounts allowable as a deduction for federal income tax purposes.

(10) Share-Based Payment Arrangements

Synovus has a long-term incentive plan under which the Compensation Committee of the Board of Directors of Synovus has the authority to grant share-based awards to the Company's employees. The Plan permits grants of share-based compensation including stock options, nonvested shares, and restricted share units. The grants generally include vesting periods ranging from three to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Nonvested shares and restricted shares units are awarded at no cost to the recipient upon their grant. Synovus has historically issued new shares to satisfy share option exercises and share unit conversions.

During 2011 and 2010, employees of the Company exercised certain nonqualified stock options of Synovus. The excess income tax deficiency of ($1,749) and ($4,120) associated with Synovus' deduction of the related compensation amount for the Company's employees was allocated to the Company and recorded in additional paid-in capital in 2011 and 2010, respectively.

(Continued)

Compensation expense recognized by Synovus, in conjunction with stock options and restricted share units granted to the Company's employees, is allocated to the Company and recorded in additional paid in capital.

(11) Transactions with Affiliates

The Company had cash balances of $1,062,546 and $1,379,038 on deposit at Synovus Bank, which is also a wholly owned subsidiary of Synovus, as of December 31, 2011 and 2010, respectively.

The Company had amounts due to Synovus of $296,745 and $209,518 as of December 31, 2011 and 2010, respectively, excluding income tax related balances. The majority of these balances related to the Company's accrued contributions for employee benefit plans. The income taxes receivable from Synovus was $165,933 and $222,930 as of December 31, 2011 and 2010, respectively. The Company had amounts due to affiliated companies of $2,806,313 and $2,017,125 as of December 31, 2011 and 2010, respectively, related to the revenue sharing agreement with certain banking affiliates. All intercompany amounts are noninterest bearing and due on demand.

(12) Commitments

The Company has noncancelable operating leases for office space. At December 31, 2011, minimum required payments under these agreements were as follows:

2012	$	1,103,031
2013		1,117,624
2014		933,969
2015		644,964
2016		595,519
Thereafter		3,722,079
Total lease commitments	$	8,117,186

(13) Contingencies

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(14) Fair Value Accounting

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements.

ASC 825-10-15, *Fair Value Measurements and Disclosures* permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. The Company has not elected the fair value option for any financial instruments.

(Continued)

(a) Determination of Fair Value

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. The three levels of inputs are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include equity securities and U.S. Treasury securities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes U.S. government agencies, mortgage-backed debt securities, obligations of state and municipalities, corporate bonds, and certificates of deposit.

Level 3 – Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company has no investments classified in this category.

Following is a description of the valuation methodology used for the major category of financial assets and liabilities measured at fair value.

(b) Trading Securities

Where quoted market prices are available in an active market, securities are valued at the last traded price by obtaining feeds from a number for identical assets and liabilities of live data sources including active market makers and inter dealer brokers. These securities are classified as Level 1 within the valuation hierarchy and include equity securities and U.S. Treasury securities. If quoted market prices are not available, fair values are estimated by using bid prices and quoted prices of pools or tranches of securities with similar characteristics. These types of securities are classified as Level 2 within the valuation hierarchy and consist of U.S. government agencies, mortgage-backed debt securities, obligations of state and municipalities, corporate bonds, and certificates of deposits. In both cases, the Company has evaluated the valuation methodologies of its third-party valuation providers to determine whether such valuations are representative of an exit price in the Company's principal markets.

(c) *Assets and Liabilities Measured at Fair Value on a Recurring Basis*

The following tables present all financial instruments measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total assets/ liabilities at fair value
Assets:				
Trading securities	$ —	16,865,956	—	16,865,956

	December 31, 2010			
	Level 1	Level 2	Level 3	Total assets/ liabilities at fair value
Assets:				
Trading securities	$ 1,438,281	20,855,617	—	22,293,898

There were no transfers of financial investments between the three levels of their fair value hierarchy in 2011 or 2010.

(d) *Financial Disclosures*

ASC 825-10-50 requires the disclosure of the estimated fair value of financial instruments. The following table presents the carrying and estimated fair values of on-balance-sheet financial instruments at December 31, 2011 and 2010. The fair value represents management's best estimates based on a range of methodologies and assumptions.

Cash and cash equivalents are repriced on a short-term basis; as such, the carrying value closely approximates fair value. Various receivables and payables and not disclosed below, however, approximate fair value due to their short-term nature.

	2011		2010	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets:				
Cash and due from banks	$ 4,273,009	4,273,009	3,405,515	3,405,515
Trading securities	16,865,956	16,865,956	22,293,898	22,293,898

(15) Subsequent Events

The Company has evaluated the effects of events or transactions that have occurred subsequent to December 31, 2011 through February 28, 2012, which is the date the financial statements were available to be issued. The Company found no material subsequent events.